

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

Via E-mail
John A. Saxton
President and Chief Executive Officer
The Sheridan Group, Inc.
11311 McCormick Road, Suite 260
Hunt Valley, MD 21031-1437

> **Re:** **The Sheridan Group, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **Filed June 14, 2011**
> **File No. 333-174734 & -01 to -07**

Dear Mr. Saxton:

We have reviewed your response to our letter dated June 10, 2011 and have the following additional comments.

Exhibit 5.1

1. The legality opinion should speak as of the date of effectiveness. Please have counsel revise the penultimate paragraph accordingly or confirm that you will refile the opinion on the date of effectiveness.

Exhibit 5.2

2. Assumptions (i) and (ii) in the third paragraph are inappropriate assumptions in a legality opinion. Please have counsel revise accordingly.

3. Refer to the third sentence of the first full paragraph on page 2. We view this language as an unacceptable practice qualification. Please have counsel revise accordingly.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief